    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 6, 2000
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          IMCLONE SYSTEMS INCORPORATED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                        DELAWARE                                                04-2834797
            (STATE OR OTHER JURISDICTION OF                                  (I.R.S. EMPLOYER
             INCORPORATION OR ORGANIZATION)                               IDENTIFICATION NUMBER)

                               180 VARICK STREET
                               NEW YORK, NY 10014
                             PHONE: (212) 645-1405
                           FACSIMILE: (212) 645-2054

         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                              JOHN B. LANDES, ESQ.
                   VICE PRESIDENT, LEGAL AND GENERAL COUNSEL
                               180 VARICK STREET
                               NEW YORK, NY 10014
                             PHONE: (212) 645-1405
                           FACSIMILE: (212) 645-2054

      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                            RICHARD A. DRUCKER, ESQ.
                             DAVIS POLK & WARDWELL
                              450 LEXINGTON AVENUE
                               NEW YORK, NY 10017
                             PHONE: (212) 450-4745
                           FACSIMILE: (212) 450-3475
                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                PROPOSED MAXIMUM       PROPOSED MAXIMUM
       TITLE OF EACH CLASS OF              AMOUNT TO BE          OFFERING PRICE           AGGREGATE              AMOUNT OF
     SECURITIES TO BE REGISTERED            REGISTERED            PER UNIT(1)         OFFERING PRICE(1)       REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.001 Par
  Value(2)...........................       6,000,000                $57.81              $346,860,000             $91,571
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. Based on the closing price per share of the Registrant's common stock on November 1, 2000, as reported by the Nasdaq National Market.

(2) The shares registered hereunder may be sold, from time to time, by the Registrant.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 AS AMENDED OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to Completion)

Issued November 8, 2000

                                6,000,000 Shares

                                 [IMCLONE LOGO]

                          ImClone Systems Incorporated
                                  Common Stock

                            ------------------------

IMCLONE SYSTEMS INCORPORATED MAY OFFER SHARES OF ITS COMMON STOCK FROM TIME TO TIME. THE SPECIFIC TERMS AND AMOUNTS OF THE SECURITIES WILL BE FULLY DESCRIBED IN A PROSPECTUS SUPPLEMENT THAT WILL ACCOMPANY THIS PROSPECTUS. PLEASE READ BOTH THE PROSPECTUS SUPPLEMENT AND THIS PROSPECTUS CAREFULLY BEFORE YOU INVEST. THE PROSPECTUS SUPPLEMENT WILL ALSO DESCRIBE THE MANNER IN WHICH THE SECURITIES WILL BE OFFERED. THIS PROSPECTUS MAY NOT BE USED TO SELL SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

                            ------------------------

OUR COMMON STOCK IS LISTED FOR TRADING ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "IMCL." ON NOVEMBER 7, 2000, THE REPORTED LAST SALE PRICE OF THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $64.69 PER SHARE.

                            ------------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 2.

                            ------------------------

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

November 8, 2000

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Where You Can Find More Information...    1
Special Note Regarding Forward-Looking
  Statements..........................    2
About The Prospectus..................    2
Risk Factors..........................    2
ImClone...............................   12

                                        PAGE
                                        ----
Use of Proceeds.......................   13
Selected Consolidated Financial
  Data................................   13
Description of Capital Stock..........   14
Plan of Distribution..................   19
Legal Matters.........................   20
Experts...............................   20

In this prospectus, "ImClone," "we," "us" and "our" refer to ImClone Systems Incorporated, and "common stock" refers to ImClone common stock, par value $.001 per share.

You should rely only on the information provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date after its date.

These documents are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                      WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy materials that we have filed with the Securities and Exchange Commission at the following Securities and Exchange Commission public reference rooms:

    450 Fifth Street, N.W.           7 World Trade Center          500 West Madison Street
          Room 1024                       Suite 1300                      Suite 1400
    Washington, D.C. 20549         New York, New York 10048        Chicago, Illinois 60661

Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms.

Our common stock is quoted on the Nasdaq National Market under the symbol "IMCL," and our Securities and Commission filings can also be read at the following Nasdaq address:

                               NASDAQ OPERATIONS
                              1735 K Street, N.W.
                             Washington, D.C. 20006

Our Securities and Exchange Commission filings are also available to the public on the Securities and Exchange Commission's Internet website at http://www.sec.gov.

We incorporate by reference into this prospectus the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, including any filings after the date of this prospectus, until we have sold all of the common stock to which this prospectus relates or the offering is otherwise terminated. The information incorporated by reference is an important part of this prospectus. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus or (2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement. We have previously filed the following reports with the Securities and Exchange Commission and are incorporating them by reference into this prospectus.

      -- Our Annual Report on Form 10-K for our fiscal year ended December 31, 1999

      -- Our Quarterly Reports on Form 10-Q for our fiscal quarters ended March 31, 2000 and June 30, 2000

      -- Our definitive proxy statement filed with the Securities and Exchange Commission for our Annual Meeting of Stockholders on April 25, 2000

      --   Our Report on Form 8-K dated February 24, 2000

You may request a copy of these filings, at no cost, by writing to us at the following address or telephoning us at (212) 645-1405 between the hours of 9:00 a.m. and 4:00 p.m., Eastern Standard time:

                          IMCLONE SYSTEMS INCORPORATED
                         Attention: Investor Relations
                               180 Varick Street
                            New York, New York 10014

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements in the sections in this prospectus, in any prospectus supplement and in the documents incorporated by reference contain forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "intend," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue" or the negative of such terms or other comparable terminology.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance, or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.

                              ABOUT THE PROSPECTUS

     This prospectus is part of a registration statement on Form S-3 that we filed with the SEC using a "shelf" registration process. Under this shelf process, we may sell common stock in one or more offerings up to a total amount of 6,000,000 shares. This prospectus provides you with a general description of our common stock that we may offer. Each time we sell our common stock we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. We may also update or supplement the prospectus supplement relating to a particular offering of common stock. You should read both this prospectus and any applicable prospectus supplement together with additional information described above in "Where You Can Find More Information."

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

     Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of the common stock could decline due to any of these risks, and you may lose all or part of your investment.

OUR LEAD PRODUCT CANDIDATES ARE IN DEVELOPMENT, AND WE CANNOT BE CERTAIN THAT ANY OF OUR PRODUCTS WILL BE COMMERCIALIZED.

     Our lead product candidates IMC-C225 and BEC2 are in clinical trials. Before we can market and sell any of our product candidates, we will need to demonstrate in pivotal clinical trials that they are safe and effective and then obtain the necessary approvals from the United States Food and Drug Administration and similar foreign regulatory agencies. It is not assured that those clinical trials will demonstrate that our products are safe and effective, or that we can obtain the required regulatory approvals to market them. With respect to IMC-C225, there can be no assurance that, even if we were to ultimately receive regulatory approval, we would be able to receive such approval based on the results of our ongoing refractory Phase II clinical trials. In addition, even if we successfully develop a product, there is no assurance that we will be able to successfully manufacture or market that product. If we are unable to successfully commercialize our lead products, our liquidity and financial condition could be materially negatively affected.

WE HAVE BEEN OPERATING AT A LOSS AND EXPECT TO INCUR SIGNIFICANT FUTURE LOSSES.

     We have had significant operating losses and have not earned a profit in any year since we formed ImClone. These operating losses and failure to be profitable have been due mainly to the significant amount of money that we have had to spend on research and development. As of June 30, 2000, we had an accumulated deficit of approximately $199 million. We expect to continue to have significant additional operating losses as we continue to:

      --   expand our product development

      --   expand our clinical trials and

      --   initiate marketing efforts.

     We may never commercialize any of our products or achieve profitability.

WE MAY BE UNABLE TO OBTAIN THE EXTENSIVE GOVERNMENT APPROVALS REQUIRED TO BRING OUR PRODUCTS TO MARKET.

     The research, pre-clinical development, clinical trials, manufacturing and marketing of our products are all subject to extensive regulation by U.S. and foreign governmental authorities. Although we intend to seek expedited approval for certain of our products, including IMC-C225, there can be no assurance that the FDA will grant us expedited review status for any of our potential filings. Failure to receive regulatory approvals for our product candidates and operations in our expected timeframes could have a material negative effect on our liquidity and financial condition. The FDA and similar foreign regulatory authorities regulate our clinical trials as well as our manufacturing and marketing operations. They require us to comply with product-specific testing and approval processes.

     It may take many years and cost a significant amount of money to obtain the required regulatory approvals for our products. Once we begin clinical trials for a new biologic therapeutic or vaccine product, it may take five or more years to receive the required FDA approval to commercialize that product and begin to sell and market it to the public. It may also take several years to develop a new in vitro, diagnostic product, depending upon the clinical data requirements or approval process specified by the FDA for the approval of the product. The FDA may also request additional data, which could substantially extend these approval processes.

     We cannot be certain that any of our products will be shown to be safe and effective or that we will ultimately receive FDA approval at the end of these approval processes. In addition, even if granted, product approvals may be withdrawn or limited at a later time if products do not comply with regulatory standards or if unexpected problems occur following initial marketing.

     Since our product candidates are still in clinical trials, we have not yet sought or received regulatory approval for the commercial sale of any of our products or for any manufacturing techniques or facilities. We and our licensees may experience long delays or excessive costs when we do attempt to get necessary approvals or licenses. Future federal, state, local or foreign legislative or administrative acts could also prevent or delay regulatory approval of our products or the products of our licensees. We cannot be certain that we or our corporate partners will be able to get the necessary approvals for clinical testing, manufacturing or marketing of our products, or that we will meet our expected time frames for any such approvals.

     If any of the following events occurred, it could delay or preclude us from further developing, marketing or realizing full commercial use of our products, which in turn would have a material adverse effect on our business, financial condition and results of operations:

      --   failure to obtain or maintain requisite governmental approvals

      -- failure to obtain approvals of clinically intended use of our products under development and

      -- identification of serious and unanticipated adverse side effects from our products under development.

     Manufacturers of drugs also must comply with the applicable FDA good manufacturing practice regulations. These regulations include quality control, quality assurance and the maintenance of records and documentation. Manufacturing facilities are subject to ongoing periodic inspection, which includes unannounced inspections by the FDA and corresponding state agencies, and must be licensed as part of the product approval process before they can be used in commercial manufacturing. We and our present or future suppliers may be unable to comply with the applicable good manufacturing practice regulations and other FDA regulatory requirements.

OUR SUCCESS DEPENDS UPON OUR ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY AND OUR PROPRIETARY TECHNOLOGY.

     The patent position of ImClone, like that of other biopharmaceutical companies, is generally very uncertain and involves complex legal and factual questions. Our success will depend, in part, on whether we can:

     - obtain patents to protect our own products

     - obtain licences to use certain technologies of third parties, which may be protected by patents

     - protect our trade secrets and know-how and

     - operate without infringing the intellectual property and proprietary rights of others.

     We cannot be certain that patents will be issued as a result of any of our pending applications. Nor can we be certain that any issued patents would protect or benefit us or give us adequate protection from competing products. For example, issued patents may be circumvented or challenged and declared invalid, narrow in scope, or unenforceable. In addition, many of the agreements which give us licenses to the patents or patent applications of others also require us to meet specified milestone or diligence requirements in order to keep those licenses. We cannot be certain that we will satisfy any of these requirements.

     In addition, since patent applications are secret until patents are issued in the U.S., or corresponding applications are published in foreign countries, and since publication of discoveries in the scientific or patent literature often tags behind actual discoveries, we cannot be certain that we were the first to make our inventions or to file patent applications for such inventions. In the event that a third party has also filed a patent application relating to an invention claimed by us, we may be required to participate in an interference proceeding declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in substantial uncertainties and cost for us, even if the eventual outcome is favorable to us. In addition, there can be no assurance that others will not obtain issued patents that may prevent us from commercializing our products, or require licensing and the payment of significant fees or royalties by us to third parties in order to enable us to conduct our business.

     We know that others have filed patent applications in various countries that relate to several areas in which we are developing products. Some of these patent applications have already resulted in patents and some are still pending. The pending patent applications may also result in patents being issued. Issued patents are entitled to a rebuttable presumption of validity under the laws of the U.S. and certain other countries. These issued patents may therefore limit our ability to develop commercial products. If we need licenses to such patents to permit us to develop or market our products, we cannot be certain that we would be able to get such licenses on acceptable terms, if at all. Proprietary trade secrets and unpatented know-how are important to our research and development activities. We cannot be certain that others will not develop the same or similar technologies on their own. Although we have taken steps, including entering into confidentiality agreements with our employees and third parties, to protect our trade secrets and unpatented know-how and keep them secret, third parties may still obtain such information.

     We have an exclusive license to an issued U.S. patent for the murine form of IMC-C225, our EGF receptor antibody product. We believe that this patent's scope should be its literal claim scope as well as other antibodies not literally embraced but potentially covered under the patent law doctrine of equivalents. Whether or not a particular antibody is found to be an equivalent to the antibodies literally covered by the patent can only be determined at the time of a potential infringement, and in view of the technical details of the potentially infringing antibody in question. Our licensor of this patent did not obtain patent protection outside the U.S. for this antibody.

     While this patent would not necessarily block third parties from obtaining patents covering other antibodies to the EGF receptor, we are pursuing additional patent protection for the use of any antibody that inhibits the EGF receptor in combination with chemotherapy or radiation therapy, or when used to treat refractory patients. We have exclusively licensed, from Aventis (formerly Rhone-Poulenc Rorer) a family of patent applications seeking to cover the use of antibodies to the EGF receptor in conjunction with chemotherapeutic agents. From this family of patent applications, a Canadian patent has issued, the patent examiner in Europe has indicated an intent to issue a European patent and a Notice of Allowance has been issued in the U.S. We are also currently prosecuting additional patent applications relating to IMC-C225 in the U.S. and elsewhere. We cannot be certain that patents will ever be issued in respect of these patent applications or that we will have sufficient protection for IMC-C225.

     We are aware of a U.S. patent issued to a third party that includes claims covering the use, subject to certain restrictions, of antibodies to the EGF receptor and cytotoxic factors to inhibit tumor growth. Our patent counsel, Kenyon & Kenyon, has advised us that in its opinion, subject to the assumptions and qualifications set forth in such opinion, no valid claim of this third party patent is infringed by reason of our manufacture or sale, or medical professionals' use, of IMC-C225 alone or in combination with chemotherapy or radiation therapy and, therefore, in the event of litigation for infringement of this third party patent, a court should find that no valid claim of this third party patent is infringed. We have also received an opinion from another of our patent counsel, that we do not infringe this third party patent.

     Based upon these opinions of our patent counsels, as well as our review of other relevant patents, we believe that we will be able to commercialize IMC-C225 alone and in combination with chemotherapy and radiation therapy provided we successfully complete our clinical trials and receive the necessary FDA approvals. Those opinions of counsel, however, are not binding on any court or the U.S. Patent and Trademark Office. In addition, there can be no assurance that we will not in the future, in the U.S. or any other country, be subject to patent infringement claims, patent interference proceedings or adverse judgments in patent litigation.

     The IMC-C225 monoclonal antibody is chimerized, meaning that it is made of antibody fragments derived from more than one type of animal (specifically, in the case of IMC-C225, mouse and human). Patents have been issued to other biotechnology companies that cover the chimerization or manufacture of antibodies. Therefore, we may be required to obtain licenses under these patents, some of which have already been obtained, before we can commercialize our own chimerized monoclonal antibodies, including IMC-C225. We cannot be certain that we will be able to obtain such licenses in the territories where we want to commercialize, or how much such licenses would cost.

     We are aware that other patents have been issued in the U.S. and Europe covering anti-idiotypic antibodies or their use for the treatment of tumors. These patents, if valid, could be interpreted to cover our BEC2 monoclonal antibody and certain uses of BEC2. Merck KGaA, our worldwide licensee of BEC2, has informed us that it has obtained non-exclusive, worldwide licenses to these patents in order to market BEC2 in its territory. We are entitled to co-promote BEC2 in North America. However, we cannot be certain that we can obtain the necessary licenses on commercially acceptable terms, if at all.

     We have patents and have filed patent applications to protect our proprietary rights to anti-angiogenic therapeutics, as well as therapeutic methods of treating angiogenic disease. We are aware that others have filed patent applications that could affect our ability to commercialize some of our anti-angiogenic therapeutics or therapeutic treatments.

     We are aware that third parties have filed patent applications in areas that could affect our ability or that of our licensee, Abbott Laboratories, to commercialize our diagnostic products. These areas could include target amplification technology and signal amplification technology. Third party patents have already been issued in the field of target amplification such as polymerase chain reaction technology.

     There has been significant litigation in the biopharmaceutical industry over patents and other proprietary rights. Legal standards relating to the scope of claims and the validity of patents in the biotechnology field are still evolving, and no assurance can be given as to the degree of protection any patents issued to or licensed to us would provide. The defense and prosecution of intellectual property suits and related legal and administrative proceedings can be both costly and time consuming. Litigation and interference proceedings could result in substantial expense to us and significant diversion of effort by our technical and management personnel. Further, the outcome of patent litigation is subject to intangibles that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses, the identity of the adverse party, etc. This is especially true in biotechnology related patent cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. An adverse determination in any such interference or litigation, particularly with respect to IMC-C225, to which we may become a party could subject us to significant liabilities to third parties or require us to seek licenses from third parties. If required, the necessary licenses may not be available on acceptable terms or at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us, in whole or in part, from commercializing our products, which could have a material adverse effect on our business, financial condition and results of operations.

WE CURRENTLY HAVE LIMITED MANUFACTURING CAPACITY AND WILL NEED TO ENTER INTO ARRANGEMENTS WITH THIRD PARTY MANUFACTURERS.

     To date we have manufactured only small quantities of our products in the laboratory and our pilot-scale manufacturing facility. In some cases, we have produced enough for pre-clinical animal trials and early-stage clinical trials. We can only be profitable if our products are manufactured in commercial quantities, in compliance with regulatory requirements and at acceptable costs. However, it may be difficult for us to produce large enough quantities for late-stage clinical trials or for more than one product candidate.

     Production in commercial quantities will require us to expand our manufacturing capabilities significantly and hire and train additional personnel. We have limited experience in clinical-scale manufacturing and no experience in commercial-scale manufacturing. To date, IMC-C225 has been manufactured at a 5,000 liter scale. We expect that the commercial supply of IMC-C225 will be manufactured at the 10,000 liter scale. There can be no assurance, however, that we will be successful in scaling up the production process. Therefore, we cannot be certain that we will be able to make the transition to late-stage clinical or commercial production of IMC-C225 or any other of our products successfully. In addition, we cannot be certain that our production costs will not be higher than expected.

     We acquired land adjacent to our current facility in New Jersey on which we are currently building a commercial-scale manufacturing plant for our products. The cost to build such a facility will be high and the construction process, including the necessary commissioning and validation, is expected to be completed by the end of 2001. We completed plans for, and have begun, construction of the plant before receiving FDA approval for any of our product candidates. If we do not obtain FDA approval for these product candidates, the financing and other costs associated with the new manufacturing facility could have an adverse effect on our liquidity and financial condition. Alternatively, if any of our products are approved for sale and we encounter difficulty or delays in:

      --   completing the new manufacturing facility

      --   obtaining the required FDA approval of the facility or

      --   in manufacturing commercial quantities of our products,

such difficulties or delays could have a material adverse effect on our business, financial condition or results of operations.

     We expect to obtain FDA approval of IMC-C225 prior to FDA approval of our new manufacturing facility currently under construction. In the event a contract manufacturer retained for the purpose of producing material for product launch is unable to deliver approved product to us on a timely basis, we may have insufficient quantities of IMC-C225 for the product launch. In any event, we will continue to seek to enter into arrangements with contract manufacturers in order to provide a second source for our products as well as additional capacity for the manufacture of our products. To date, we have entered into an agreement with Boehringer Ingelheim Pharmaceuticals KG, more commonly known as BI, under which BI has manufactured IMC-C225 in relatively small quantities to supplement the quantities of IMC-C225 that we produce and that we and Merck KGaA use in clinical trials. In December 1999, we entered into a development and manufacturing services agreement with Lonza Biologics PLC, more commonly known as Lonza. Under the agreement, Lonza is engaging in process development and scale-up for the manufacture of IMC-C225. These steps are being taken to assure that its process will produce bulk material that conforms with our reference material. In September 2000, we entered into a three-year commercial manufacturing services agreement with Lonza relating to IMC-C225. Under the agreements with Lonza, Lonza will manufacture product at the 5,000 liter scale under cGMP conditions and deliver it to us over the next three year period. We cannot be certain that we will be able to enter into any other agreements with third party manufacturers, if required, on terms acceptable to us or at all. Even if we are able to enter into such agreements, we cannot be certain that we will be able to produce or obtain sufficient quantities for the commercial sale of our products. Any delays in producing or obtaining commercial quantities of our products could have a material adverse effect on our business, financial condition and results of operations.

     We are also dependent upon a sole supplier of a component of the media used in the production of IMC-C225. If this supply were to cease, it could hinder our ability to manufacture IMC-C225 in the quantities required.

OUR BUSINESS DEPENDS UPON OUR CORPORATE PARTNERS.

     To date, we have earned almost all of our revenues:

      --   from the funding of research and development and

      -- license fees and royalties paid to us under agreements with our corporate partners.

     We expect this to continue over the next several years. License fees are payable to us either when we first enter into an agreement or when and if we reach agreed-upon research, regulatory and commercialization milestones. We do not receive any of these payments at regular intervals. The amounts have fluctuated in the past and we expect them to continue to fluctuate in the future. In most cases, our corporate partners can terminate these arrangements, including their payment obligations, on relatively short notice under specified circumstances. We cannot be certain that we will continue to receive revenues from these arrangements, or that we will enter into any new similar agreements. In addition, our corporate partners and their affiliates may be developing their own products or technologies which may directly compete with products that are the subject of their arrangement with us.

     In December 1998, we entered into an agreement with Merck KGaA, a German-based drug company, relating to the development, marketing and sale of IMC-C225. Under this agreement:

      -- we have granted Merck KGaA exclusive rights, except in Japan, to develop and market IMC-C225 outside of the United States and Canada

      -- we have agreed to supply Merck KGaA, and Merck KGaA has agreed to purchase, IMC-C225 for the conduct of clinical trials and the commercialization of the product outside the United States and Canada

      -- we will co-develop and co-market IMC-C225 in Japan with Merck KGaA and

      -- we have granted Merck KGaA an exclusive license outside of the United States and Canada, without the right to sublicense, certain of our patents to a humanized EGF receptor antibody on which Merck KGaA has performed preclinical studies.

     In return, Merck KGaA agreed to pay up-front fees and to make cash payments and equity investments in our business if specific milestones are achieved. Merck KGaA will also pay us royalties on any sales of IMC-C225 outside the United States and Canada. In addition, Merck KGaA has agreed to provide a guaranty of our obligations under a credit agreement relating to the construction of our new IMC-C225 manufacturing facility, currently under construction.

     We have also granted Merck KGaA a license to develop and market BEC2 worldwide. We have retained the right to co-promote BEC2 with Merck KGaA within North America and it is intended that we will be the bulk manufacturer of BEC2 for worldwide production. In return, Merck KGaA has agreed to pay up-front fees, to make cash milestone payments and to make royalty payments to us on all sales of BEC2 outside North America. If Merck KGaA fails to either develop or market IMC-C225 and BEC2 the product rights would revert to us.

     Merck KGaA can terminate its relationship with us, with respect to IMC-C225, at its discretion on any milestone payment date. If Merck KGaA were to terminate that agreement or we failed to meet certain requirements of the agreement, we would lose one of our primary sources of funding and would have to look elsewhere for financing. As well as losing future payments, if Merck KGaA were to terminate the agreement because it determined that commercialization of IMC-C225 was economically unfeasible, we would have to pay back to Merck KGaA up to 50% of the cash-based milestone payments made to date out of revenues.

     In addition, any termination of the agreement due to either Merck KGaA's failure to provide the guaranty of our credit agreement obligations with respect to our new IMC-C225 manufacturing facility, or our failure to obtain the necessary collateral license agreements, would require us to return all milestone payments made to date. Finally, upon termination we would be required to use our reasonable best efforts to have Merck KGaA released from its guaranty of our credit agreement obligations with respect to our new IMC-C225 manufacturing facility. This release would probably cause the acceleration of our credit obligations. Termination of the agreement with Merck KGaA relating to IMC-C225 could therefore have a material adverse effect on our business, financial condition and results of operations.

WE WILL CONTINUE TO NEED SIGNIFICANT AMOUNTS OF ADDITIONAL CASH AND WE CANNOT BE SURE THAT ADDITIONAL CASH WILL BE AVAILABLE TO US.

     At this time and for the foreseeable future, we will need to spend a significant amount of money for, among others, the following purposes:

      --   ongoing pre-clinical and clinical trials of our product candidates

      --   research and development of new products

      -- establishing both clinical-scale and commercial-scale manufacturing capability in our own facilities and/or in the facilities of others

      --   marketing our products if we receive necessary regulatory approvals

      --   payment of dividends on our convertible series A preferred stock and

      -- payment of interest on the outstanding 5 1/2% convertible subordinated notes due 2005.

     We believe that our existing cash on hand and amounts expected to be available under our credit facilities will be sufficient to fund us through at least 2002. We are also entitled to certain milestone payments and to reimbursement from our corporate partners for certain research and development expenditures. However, we will only receive future milestone payments from our corporate partners if we meet specified research and development milestones. We have not yet achieved some of those milestones and we cannot be certain that we will ever do so. Our IMC-C225 agreement with Merck KGaA is subject to termination at Merck's discretion on certain dates and so we cannot be certain of the level of future payments, if any, under this agreement. The cash available from our existing corporate partners may be insufficient to meet our needs. We may also need to seek additional capital through equity or debt financings or from other sources. We cannot be certain that we will successfully complete any such arrangements or financings. If adequate funds are not available from operations or additional sources of financing, we may have to delay, reduce the scope of or eliminate one or more of our research or development programs, which would materially and adversely affect our business, financial conditions and operations.

ACCEPTANCE OF OUR PRODUCTS IN THE MARKETPLACE IS UNCERTAIN, AND FAILURE TO ACHIEVE MARKET ACCEPTANCE WILL HARM OUR BUSINESS.

     Even if approved for marketing, our products may not achieve market acceptance. The degree of market acceptance of our products will depend upon a number of factors, including:

      --   the receipt of regulatory approvals for the uses that we are studying

      -- the establishment and demonstration in the medical community of the safety and clinical efficacy of our products and their potential advantages over existing therapeutic products and

      -- pricing and reimbursement policies of government and third-party payors such as insurance companies, health maintenance organizations and other plan administrators.

     Physicians, patients, payors or the medical community in general may be unwilling to accept, utilize or recommend any of our products.

WE NEED TO ESTABLISH OUR SALES, MARKETING AND DISTRIBUTION CAPABILITY.

     To date, we have had no experience in selling, marketing or distributing new products. If we are successful in developing and obtaining regulatory approval for our products under development, we will need to establish our sales, marketing and distribution capability. Under our agreement with Merck KGaA for IMC-C225, we have the exclusive right to market IMC-C225 in the United States and Canada if it is approved for sale there. We also will co-develop and co-market IMC-C225 with Merck KGaA in Japan. Under our agreement with Merck KGaA for BEC2, we have the right to co-promote BEC2 in North America if it is approved for sale there.

     If and when we want to market a new product on our own, we will need expertise in sales and marketing. We currently plan to build our own sales force to market and sell IMC-C225 in the United States and Canada. However, we cannot be certain that we will be able to hire and train qualified or experienced sales and marketing personnel or that any marketing or sales efforts by such personnel will be successful. If we are unable to recruit or retain suitable sales and marketing personnel, it could have a material adverse effect on our business, financial condition and results of operations.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE.

     Our products are now in research and various stages of development or clinical studies. Accordingly, we do not sell or receive any revenues from sales of these products. At this time, most of our revenues come from payments we receive from our corporate partners under license and research arrangements. Our results of operations historically have fluctuated on a quarterly basis and can be expected to continue to be subject to quarterly fluctuations. The level of our revenues and results of operations at any given time is based primarily on the following factors:

      --   the status of development of our various products

      -- the time at which we enter into research and license agreements with corporate partners that provide for payments to us, and the timing and accounting treatment of payments to us under those agreements

      -- whether or not we achieve specified research or commercialization milestones

      --   timely payment by our corporate partners of amounts payable to us

      --   the addition or termination of research programs or funding support

      -- variations in the level of expenses related to our proprietary products during any given period

     These factors may cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

OUR SUCCESS DEPENDS UPON OUR ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL AND CONSULTANTS.

     Our ability to successfully develop marketable products and to maintain a competitive position will depend in large part on our ability to attract and retain highly qualified scientific and management personnel. We will also need to develop and maintain relationships with leading research institutions and consultants. Our success is also very dependent upon the principal members of our management, scientific staff and scientific advisory board, many of whom have special expertise and would be difficult to replace. Competition for such personnel and relationships is intense, and we cannot be certain that we will be able to continue to attract and retain such personnel and maintain such relationships.

WE MAY NOT BE ABLE TO KEEP PACE WITH TECHNOLOGICAL CHANGE OR WITH THE ADVANCES OF OUR COMPETITORS.

     The biopharmaceutical industry is subject to rapid and significant technological change. We have many competitors, including major drug and chemical companies, specialized biotechnology firms, universities and other research institutions. These competitors may develop technologies and products that are more effective than our products or which would make our technology and products obsolete and non-competitive. Many of these competitors have greater financial and technical resources and production and marketing capabilities than we do. In addition, many of our competitors have much more experience than we do in preclinical testing and human clinical trials of new or improved drugs, as well as in obtaining FDA and other regulatory approvals.

     We know that competitors are developing or manufacturing various products that are used for the prevention, diagnosis or treatment of diseases that we have targeted for product development. Some of these competitive products use therapeutic approaches that compete directly with certain of our product candidates. Our competitors may succeed in obtaining FDA approval for their competitive products sooner than we do for ours. This could hurt our ability to further develop and market our products. Also, if we do begin significant commercial sales of our products, we will have to compete with the established manufacturing and marketing capabilities of our competitors. Manufacturing and marketing are areas in which we have limited or no experience.

WE MAY HAVE PRODUCT LIABILITY EXPOSURE.

     We could be exposed to product liability claims on our product candidates as they are new treatments for diseases, with limited, if any, past use on humans. We cannot be certain that we would have enough money available to satisfy any liability that might result from any such claims. We try to obtain indemnification from our corporate partners against certain of these types of claims but cannot be certain that these parties would honor any such indemnity obligations or that they will grant such indemnity. Although we carry product liability insurance, we cannot be certain that this coverage will be adequate to protect us in the event of a successful product liability claim or that the insurance will continue to be available on commercially reasonable terms.

HEALTH CARE INSURERS AND OTHER ORGANIZATIONS MAY NOT PAY FOR OUR PRODUCTS, OR MAY IMPOSE LIMITS ON REIMBURSEMENTS.

     The continuing efforts of government and insurance companies, health maintenance organizations and other payors of healthcare costs to contain or reduce costs of health care may affect:

      --   our future revenues and profitability,

      -- the future revenues and profitability of our potential customers, suppliers and collaborative partners and

      --   the availability of capital.

     For example, in certain foreign markets, the pricing of prescription pharmaceuticals is subject to government control. In the United States, given recent federal and state government initiatives directed at lowering the total cost of health care, the U.S. Congress and state legislatures will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid systems. While we cannot predict whether any such legislative or regulatory proposals will be adopted, the announcement or adoption of such proposals could have a material adverse effect on our business, financial condition and results of operations.

     Our ability to commercialize our products successfully will depend in part on the extent to which appropriate reimbursement levels for the cost of our products and related treatment are obtained by governmental authorities, private health insurers and other organizations, such as HMOs. Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care in the United States and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs, may all result in lower prices for or rejection of our products. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could materially adversely affect our ability to operate profitably.

EVENTS WITH RESPECT TO OUR SHARE CAPITAL COULD CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE.

     Sales of substantial amounts of our common stock in the open market, or the availability of such shares for sale, could adversely affect the price of our common stock. On October 16, 2000, we effected a 2-for-1 split of our common stock through the issuance of a stock dividend. As of October 25, 2000, we had 64,925,460 shares of common stock outstanding, excluding shares reserved for issuance upon the exercise of outstanding stock options, warrants and preferred stock. The following securities that may be exercised for, or are convertible into, shares of our common stock were issued and outstanding as of October 25, 2000:

      -- Warrants. Various warrants to purchase 1,218,600 shares of common stock, all of which are currently exercisable, at an average exercise price of approximately $1.12 per share (subject to adjustment in certain circumstances).

      -- Options. Stock options to purchase 12,904,724 shares of our common stock at a average exercise price of approximately $14.34 per share (subject to adjustment in certain circumstances); of this total, 7,209,455 are currently exercisable at an average exercise price of approximately $6.82 per share.

      -- Series A Preferred Stock. 300,000 shares of our Series A Preferred Stock are outstanding, of which 100,000 shares are currently convertible into 499,220 shares of our common stock, at a conversion price of $20.031 per share. These shares are held by Merck KGaA.

      -- Convertible Notes. An aggregate of $240,000,000 principle amount of 5 1/2% convertible subordinated notes due 2005 are currently convertible into common stock at a conversion price of $55.09 per share (subject to adjustments in certain circumstances).

     The shares of our common stock that may be issued under the warrants and options are either currently registered with the SEC, or will be registered with the SEC before the shares are purchased by the holders of the warrants and options.

     Under our license agreement with Merck KGaA for IMC-C225, we are entitled to receive from Merck KGaA up to $60 million upon our achievement of various milestones in the development of IMC-C225. In connection with making the final $30 million of these milestone payments, Merck KGaA is entitled to receive milestone shares from us, which, if issued, will be shares of our common stock (or other capital stock convertible into our common stock). The number of milestone shares issued will be determined based on premiums to then-market prices of our common stock at the time the milestones are achieved. As of October 25, 2000, Merck KGaA has not acquired any milestone shares convertible into common stock.

     We have granted Merck KGaA certain registration rights regarding the shares of common stock that it may acquire upon conversion of the series A preferred shares and upon receipt of milestone shares. Specifically, Merck KGaA has the right to require us to register, at our expense, the number of shares of common stock into which the shares of series A preferred stock are converted according to their terms and the number of milestone shares that are issued. Merck KGaA may also exercise rights to have such registrable common stock registered at any time that we file a registration statement for other shares of our common stock. Merck KGaA may exercise these rights at any time after conversion of its shares of series A preferred stock into shares of common stock or receipt of milestone shares. In December 1999, Merck KGaA converted 100,000 shares of series A preferred stock into 800,000 shares of common stock (1,600,000 as adjusted for the 2-for-1 stock split).

OUR STOCK PRICE MAY CONTINUE TO EXPERIENCE SHORT-TERM FLUCTUATIONS AND THE VALUE OF YOUR INVESTMENT MAY BE SUBJECT TO SUDDEN DECREASES.

     The market prices of securities of small capitalization biotechnology companies, including ours, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. In recent years, the price of our common stock has fluctuated greatly. The market price of our common stock may continue to fluctuate significantly in the future due to a variety of factors, including:

      -- the results of preclinical testing and clinical trials by us or our competitors

      --   the formation or termination of our corporate alliances

      --   determinations regarding our patent applications and those of others

      --   variations in our quarterly operating results

     In addition, if any of the risks described in these "Risk Factors" actually occurred, it could have a dramatic and adverse impact on the market price of our common stock.

WE HAVE A SIGNIFICANT AMOUNT OF DEBT THAT WE MAY BE UNABLE TO SERVICE OR REPAY.

     In February 2000, we issued $240,000,000 aggregate principal amount of 5 1/2% convertible subordinated notes due 2005. The annual interest payments on the convertible subordinated notes are $13.2 million, which we intend to fund from existing cash resources and cash flow from operations. Based on the current 300,000 shares of preferred stock outstanding, we anticipate the dividend payments for fiscal year 2000 will be $1.8 million, which we intend to fund from existing cash resources and cash flow from operations. We will need to generate substantial amounts of cash from our operations to fund interest payments and to repay the principal amount of debt when it matures, while at the same time funding capital expenditures and our other working capital needs. If we do not have sufficient cash to repay our debts as they become due, we may be unable to refinance our debt on reasonable terms or at all. For example, the notes could be declared immediately due and payable if we do not make timely payments. If we cannot meet out debt obligations from the cash generated by our business, we may not be able to develop and sell new products, respond to changing business or economic conditions adequately, make acquisitions or otherwise fund our business.

                                    IMCLONE

     We are a biopharmaceutical company engaged in the research and development of novel cancer treatments. We focus on what we believe are three promising strategies for treating cancer: growth factor inhibitors, therapeutic cancer vaccines and angiogenesis inhibitors.

     Our lead product candidate, IMC-C225, is a therapeutic monoclonal antibody that inhibits stimulation of a receptor for growth factors upon which certain solid tumors depend in order to grow. IMC-C225 has been shown in several Phase I/II trials to have an acceptable safety profile, to be well tolerated and, when administered with either radiation therapy or chemotherapy, to enhance tumor reduction. IMC-C225 is currently in pivotal trials for treating head and neck cancer as well as colorectal cancer. Upon the receipt of regulatory approval, we intend to market IMC-C225 in the United States and Canada. We will rely on our development and marketing partner, Merck KGaA, to market IMC-C225 outside the United States and Canada and to pay us a royalty on all such sales. We are responsible for the manufacture and supply of IMC-C225 for all clinical trials and eventual commercial sales.

     Our next most advanced product candidate, BEC2, is a cancer vaccine. In partnership with Merck KGaA, we are testing BEC2 for preventing recurrence or progression of small-cell lung cancer in a Phase III pivotal trial. Upon the receipt of regulatory approval, we intend to co-promote BEC2 with Merck KGaA in North America. Merck KGaA will be responsible for developing and marketing BEC2 outside North America and will be obligated to pay us royalties on all such sales. In addition, we intend to be the worldwide manufacturer of BEC2.

     We are also developing inhibitors of angiogenesis, which could be used to treat various kinds of cancer and other diseases. We have identified IMC-1C11 as our lead clinical candidate for angiogenesis inhibition. IMC-1C11 is an antibody that binds selectively and with high affinity to KDR, a principal Vascular Endothelial Growth Factor receptor, thereby inhibiting angiogenesis. We filed an application with the FDA in December 1999 in order to commence clinical trials of IMC-1C11, which we initiated in March 2000.

     In addition to the development of our lead product candidates, we continue to conduct research, both independently and in collaboration with our academic and corporate partners, in a number of areas related to our core focus of growth factor inhibitors, cancer vaccines and angiogenesis inhibitors. We have also developed diagnostic products and vaccines for certain infectious diseases, and we have licensed the right to these products and vaccines to corporate partners.

                                USE OF PROCEEDS

     Unless otherwise specified in the applicable prospectus supplement, we may sell up to 6,000,000 shares of common stock. The exact number of shares to be sold by us in any offering will be described in the applicable prospectus supplement. Unless otherwise specified in the applicable prospectus supplement, we intend to use the net proceeds from the sale of common stock that we sell for additional working capital and for other general corporate purposes.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data, excluding the basic and diluted net loss per common share and weighted average shares outstanding information, which have been adjusted as discussed below, for each of the three years in the period ended December 31, 1999, and as of December 31, 1998 and 1999 have been taken from, or are derived from, and should be read with our financial statements, including the notes thereto, that have been audited by KPMG LLP, independent auditors, and are incorporated by reference herein and included in our Annual Report on Form 10-K for the year ended December 31, 1999. The selected consolidated financial data, excluding the basic and diluted net loss per common share and weighted average shares outstanding information, which have been adjusted as discussed below, for each of the years ended December 31, 1995, and 1996, and as of December 31, 1995, 1996, and 1997, have been taken or are derived from our audited financial statements that have not been included or incorporated by reference in this prospectus. The selected consolidated financial data, excluding the basic and diluted net loss per common share and weighted average shares outstanding information, which have been adjusted as discussed below, for the six month periods ended June 30, 1999 and 2000, and as of June 30, 2000 is unaudited and have been taken from or are derived from, and should be read with our unaudited financial statements incorporated by reference herein and included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000. The unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal, recurring adjustments, that in the opinion of management are necessary for a fair presentation of the information set forth therein. Historical results are not necessarily indicative of future results for any period.

     On October 16, 2000, we effected a 2-for-1 stock split of our common stock in the form of a stock dividend. Shareholders of record as of September 29, 2000 received one additional share of our common stock for every share of common stock they owned on the record date. Share and per share data for all periods presented in the accompanying selected consolidated financial data have been adjusted to give retroactive effect to the stock split.

                                                                                            SIX MONTHS
                                                                                               ENDED
                                                YEAR ENDED DECEMBER 31,                      JUNE 30,
                                  ---------------------------------------------------   -------------------
                                   1995       1996       1997       1998       1999       1999       2000
                                  -------   --------   --------   --------   --------   --------   --------
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)              (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues........................  $   800   $    600   $  5,348   $  4,193   $  2,143   $    883   $    366
Operating expenses:
Research and development........    8,768     11,482     16,455     21,049     30,027     13,505     23,844
General and administrative......    3,739      3,961      5,356      7,145      9,354      3,677      6,908
Net interest and other
  income(1).....................   (2,066)       (95)      (972)    (2,619)    (2,627)       (90)    (4,480)
                                  -------   --------   --------   --------   --------   --------   --------
Loss before extraordinary
  item..........................   (9,641)   (14,748)   (15,491)   (21,382)   (34,611)   (16,209)   (25,906)
Extraordinary loss on
  extinguishment of debt........       --      1,267         --         --         --         --         --
                                  -------   --------   --------   --------   --------   --------   --------
Net loss........................   (9,641)   (16,015)   (15,491)   (21,382)   (34,611)   (16,209)   (25,906)
Preferred dividends (including
  assumed incremental yield of
  $51 in 1997, $1,268 in 1998,
  $1,331 in 1999, $672 in 2Q99
  and $510 in 2Q00).............       --         --        163      3,668      3,713      1,862      1,405
                                  -------   --------   --------   --------   --------   --------   --------
Net loss to common
  stockholders..................  $(9,641)  $(16,015)  $(15,654)  $(25,050)  $(38,324)  $(18,071)  $(27,311)
                                  =======   ========   ========   ========   ========   ========   ========
Basic and diluted net loss per
  common share:
Loss before extraordinary
  item..........................  $ (0.36)  $  (0.38)  $  (0.33)  $  (0.52)  $  (0.75)  $  (0.37)  $  (0.45)
Extraordinary loss on
  extinguishment of debt........       --      (0.03)        --         --         --         --         --
                                  -------   --------   --------   --------   --------   --------   --------
Net loss per share..............  $ (0.36)  $  (0.41)  $  (0.33)  $  (0.52)  $  (0.75)  $  (0.37)  $  (0.45)
                                  =======   ========   ========   ========   ========   ========   ========
Weighted average shares
  outstanding...................   26,622     38,742     46,914     48,602     50,894     49,436     61,270

                                                       AS OF DECEMBER 31,
                                     ------------------------------------------------------   AS OF JUNE 30,
                                      1995       1996        1997        1998        1999          2000
                                     -------   ---------   ---------   ---------   --------   --------------
                                                         (IN THOUSANDS)                        (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents and
  securities.......................  $10,207   $  13,514   $  59,610   $  46,739   $119,368      $327,777
Working capital....................    3,735       7,695      56,671      35,073     97,064       297,490
Total assets.......................   22,803      25,885      75,780      62,252    145,694       382,472
Long-term obligations, less current
  portion..........................    4,235       2,775       3,430       3,746      3,335       242,949
Accumulated deficit................  (85,958)   (101,973)   (117,464)   (138,846)  (173,457)     (199,363)
Stockholders' equity...............   11,823      16,589      68,226      45,174    112,298        98,378

---------------
(1) Net interest and other income is presented net of interest income, interest expense and realized gains and losses on securities available for sale.

                          DESCRIPTION OF CAPITAL STOCK

     We have authorized capital stock of 120,000,000 shares of common stock, par value $.001 per share, and 4,000,000 shares of preferred stock, par value $1.00 per share. As of October 25, 2000, there were 64,925,460 shares of common stock outstanding held of record by approximately 357 stockholders and there were 300,000 shares of series A preferred stock outstanding, which are all held by Merck KGaA.

     The registrar and transfer agent for the common stock is EquiServe.

OUR COMMON STOCK

     Holders of common stock are entitled to one vote per share on matters to be voted upon by our stockholders. The common stock has no cumulative voting rights. Therefore, the holders of more than 50% of the shares of the common stock will have the ability to select all of our directors. Holders of shares of common stock will be entitled to receive dividends when, as and if declared by our board of directors. In the event of a liquidation, dissolution or winding up of ImClone, holders of common stock have the right to share ratably in all assets remaining after the payment of all liabilities, subject to preference in liquidation of any outstanding preferred stock. Holders of common stock have neither preemptive rights nor rights to convert their common stock into any other securities and are not subject to future calls or assessments by ImClone. There are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of the series A preferred stock, as well as any additional preferred stock that we may designate and issue in the future.

OUR PREFERRED STOCK

     Our board of directors has the authority, without further shareholder approval, to issue preferred stock in one or more series, and to:

      -- fix the rights, preferences, privileges and restrictions, including the dividend, conversion, voting, redemption (including sinking fund provisions) and

      -- to fix other rights, liquidation preferences and the number of shares constituting any series and the designations of such series.

     The provisions of any preferred stock could adversely affect the voting power of the holders of common stock and could, among other things, have the effect of delaying, deferring or preventing a change in control of ImClone.

  SERIES A PREFERRED STOCK

     In December 1997, in connection with an amendment to our research and license agreement with Merck KGaA for BEC2, Merck KGaA purchased from us 400,000 shares of series A preferred stock for a total consideration of $40 million. 100,000 of these shares of series A preferred stock were converted into 800,000 shares of common stock in December 1999 (1,600,000 as adjusted for the 2-for-1 stock split). Holders of series A preferred stock generally have no voting rights, except:

      -- that two-thirds of the outstanding shares must consent to changes in the terms of the series A preferred stock

      -- in certain cases, if we default in the timely payment of dividends on the series A preferred stock, the holders will have the right to elect a nominee to our board of directors

      --   as otherwise required by law

     The holders of the series A preferred stock are entitled to receive annual cumulative dividends of $6.00 per share. Dividends on the outstanding series A preferred stock accrue as of their issuance date and are payable in cash annually on the earlier of

      --   December 31st or

      -- at the time of conversion or redemption of the series A preferred stock on which the dividend is to be paid.

     100,000 shares of series A preferred stock were converted in December 1999, an additional 100,000 shares became convertible into 499,220 shares of common stock at a conversion price of $20.031 per share on January 1, 2000 (after adjustment for the 2-for-1 stock split) and an additional 100,000 preferred shares will become convertible, into a number of shares of common stock based on the applicable conversion price on each of January 1, 2001 and January 1, 2002.

     The conversion prices for the series A preferred stock are as follows:

                   PERIOD                        SERIES A PREFERRED STOCK CONVERSION PRICE
--------------------------------------------    --------------------------------------------
January 1, 2000-December 31, 2000               $20.031 after adjustment for the 2-for-1
                                                stock split

January 1, 2001-December 31, 2001               Average of the closing prices for the common
                                                stock for the five trading days ending one
                                                trading day prior to December 31, 2000

January 1, 2002-December 31, 2002               88% of the average of the closing prices for
                                                the common stock for the five trading days
                                                ending one trading day prior to December 31,
                                                2001 (the beneficial conversion feature)

January 1, 2003-                                Average of the closing prices for the common
                                                stock for the five trading days ending one
                                                trading day prior to the receipt by us of
                                                the notice of conversion

     The conversion price is subject to adjustment in the case of certain dilutive events. Further, in the event the average market price of the common stock for the five consecutive trading days ending one trading day prior to any trading day during which any series A preferred stock is outstanding exceeds 150% of the conversion price then in effect, we have the right, as long as such price exceeds 150% of the conversion price, to require the holder of the series A preferred stock to convert all its series A preferred stock as may then be convertible. We may also redeem in whole or any part of the series A preferred stock then outstanding at a redemption price of $120 per share, plus accrued and unpaid dividends thereon.

     In the event of our liquidation, dissolution or winding up, holders of the series A preferred stock are entitled to receive in cash out of our assets available for distribution to our stockholders an amount equal to the stated value of $100 per share outstanding, plus accrued and unpaid dividends. Such payments will be made before any amount will be paid to the holders of the common stock or holders of other classes or series of our capital stock or if the assets are insufficient to pay the full amount due to the holders of series A preferred stock such holders will receive a pro rata portion thereof.

     In accordance with the terms of the series A preferred stock, we are required to recognize an assumed incremental yield of $5,455,000 (calculated at the date of issuance and based on the beneficial conversion feature noted above). This amount is being amortized as a preferred stock dividend over a four-year period beginning with the day of issuance. The assumed incremental yield and related amortization for the period after the December 1999 conversion of the series A preferred stock has been adjusted to reflect a decrease in the aggregate assumed incremental yield of $709,000 as a result of the conversion of 100,000 shares of series A preferred stock prior to the period in which the beneficial conversion feature is available. Accrued dividends of approximately $4,894,000 were paid in December 1999 with respect to the 100,000 shares of series A preferred stock that were converted and the 300,000 shares of series A preferred stock that remained outstanding at December 31, 1999. Additionally, we recognized an incremental yield attributable to the beneficial conversion feature of $3,160,000 from the date of issuance through June 30, 2000. The unamortized assumed incremental yield amounted to $1,588,000 at June 30, 2000.

MILESTONE SHARES

     Under our license agreement with Merck KGaA for IMC-C225, we are entitled to receive from Merck KGaA up to $60 million upon our achievement of various milestones in the development of IMC-C225. In connection with making the final $30 million of these milestone payments, Merck KGaA is entitled to receive milestone shares from us, which, if issued, will be shares of our common stock (or other capital stock convertible into our common stock).

OPTIONS AND WARRANTS

  OPTIONS

      -- In February 1986, our board of directors adopted an incentive stock option plan and a non-qualified stock option plan (the "86 Plans")

      -- In February 1996, we adopted an additional incentive stock option plan and non-qualified stock option plan (as amended, the "96 Plans")

      -- In May 1998, we adopted an additional non-qualified stock option plan (as amended, the "98 Plan")

     The 86 Plans, the 96 Plans and the 98 Plan provide for the granting of options to purchase up to 20,000,000 shares (as adjusted for the 2-for-1 stock split) of common stock to our key employees, directors, consultants and advisors. Incentive stock options may not be granted at a price less than the fair market value of the stock at the date of grant and may not be granted to non-employees. Options may not be granted under the 98 Plan to officers or directors. Options under all the plans, unless earlier terminated, expire ten years from the date of grant. Certain options granted under these plans vest over one-to-five-year periods.

     At October 25, 2000, options to purchase 9,376,724 shares of common stock were outstanding under the 86 Plans, the 96 Plans and the 98 Plan, and 4,600,968 shares were available for grant under the 96 Plans and the 98 Plan. Options may no longer be granted under the 86 Plans pursuant to the terms of the 86 Plans.

     In September 1998 and January 1999, we granted to both our Vice President of Marketing and Vice President of Product and Process Development options to purchase 120,000 shares of common stock each (as adjusted for the 2-for-1 stock split). These options were not granted under any of the above mentioned incentive stock option or non- qualified stock option plans. The terms of these options are substantially similar to those granted under the 98 Plan.

     In May 1999, our stockholders approved the grant of an option to our President and Chief Executive Officer and Executive Vice President and Chief Operating Officer to purchase 2,000,000 and 1,300,000 shares (as adjusted for the 2-for-1 stock split), respectively, of common stock at a per share exercise price equal to $9.13, the last reported sale price of the common stock on the date shareholder approval was obtained. The options will vest no later than seven years from the grant date and specified amounts are subject to earlier vesting if specified common stock price thresholds are met. In December 1999, the Compensation and Stock Option Committee amended these options, and the amendment was approved by our shareholders, to provide that specified amounts are subject to immediate vesting if specified common stock price thresholds are met. All common stock price thresholds have now been met and the options are fully vested and exercisable.

  WARRANTS

     As of October 25, 2000, a total of 1,218,600 shares of common stock were issuable upon exercise of outstanding warrants. Such warrants have been issued to our officers, directors, other employees, certain scientific advisory board members, as well as certain investors and certain credit providers. The warrants, all of which are currently exercisable, have exercise prices ranging from $0.34 to $6.67 per share, with an average exercise price of approximately $1.12. The warrants have standard anti-dilution provisions including adjustments for stock splits, reverse stock splits and stock dividends as well as adjustments for capital reorganizations.

CONVERTIBLE NOTES

     In February 2000, we completed a private placement of $240,000,000 in convertible subordinated notes due March 1, 2005. We received net proceeds from this offering of approximately $231,600,000, after deducting costs associated with the offering. The notes bear interest at an annual rate of 5 1/2% payable semi-annually on September 1 and March 1 of each year, beginning September 1, 2000. Accrued interest on the notes was approximately $2,200,00 at October 30, 2000. The holders may convert all or a portion of the notes into common stock at any time on or before March 1, 2005 at a conversion price of $55.09 per share, subject to adjustment if certain events affecting our common stock occur. The notes will be subordinated to all existing and future senior indebtedness. We may redeem some or all of the notes at any time prior to March 6, 2003, at a redemption price equal to $1,000 per $1,000 aggregate principal amount of notes plus accrued and unpaid interest to the redemption date if (1) the closing price of the common stock has exceeded 150% of the conversion price for at least 20 trading days in any consecutive 30-trading day period and (2) if the redemption would occur before March 1, 2002, the shelf registration statement covering resales of the notes and the common stock is effective and expected to remain effective and available for use for the 30 days following the redemption date. If the notes are redeemed under these circumstances, we will make an additional payment of $152.54 per $1,000 aggregate principal amount of notes, minus the amount of any interest actually paid on the note prior to the date the notice was mailed. On or after March 6, 2003, we may redeem some or all of the notes at specified redemption prices, plus accrued and unpaid interest to the day preceding the redemption date.

REGISTRATION RIGHTS

     We have granted Merck KGaA certain registration rights regarding the shares of common stock that it may acquire upon conversion of the series A preferred shares and upon receipt of milestone shares. Specifically, Merck KGaA has the right to require us to register upon its request once during any 12-month period, up to a total of four times, at our expense, the number of shares of common stock into which the shares of series A preferred stock are converted according to their terms and the number of milestone shares that are issued. Merck KGaA may also exercise rights to have such registrable common stock registered at any time that we file a registration statement for other shares of our common stock. Merck KGaA may exercise these rights at any time after conversion of its shares of series A preferred stock into shares of common stock or receipt of milestone shares.

     As of October 25, 2000, Merck KGaA had converted 100,000 shares of series A preferred stock into 1,600,000 shares of common stock (as adjusted for the 2-for-1 stock split). Merck KGaA has not acquired any milestone shares.

LIMITATION OF LIABILITY

     As permitted by the Delaware General Corporation Law, our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

      -- for any breach of the director's duty of loyalty to ImClone or its stockholders

      -- for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law

      -- under Section 174 of the Delaware General Corporation Law, relating to prohibited dividends or distributions or the repurchase or redemption of stock or

      -- for any transaction from which the director derives an improper personal benefit.

     As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his duty of care. Although stockholders may continue to seek injunctive or other equitable relief for an alleged breach of fiduciary duty by a director, stockholders may not have any effective remedy against the challenged conduct if equitable remedies are unavailable.

     We have obtained directors and officers liability insurance against claims made in the aggregate amount of $30 million per loss and per year. In addition, our by-laws provide for indemnification of all officers and directors against liabilities or expenses incurred in connection with any action, suit or proceeding if the director or officer acted in good faith and in a manner he reasonably believed to be in, or not opposed to, our best interests, unless the action, suit or proceeding involved liability by the director or officer to us and no court determines that such director or officer is entitled to indemnification. Our by-laws also provide that expenses incurred by a director or officer in defending any such action may be advanced by us if the director or officer agrees to repay such amount if it is subsequently determined that he is not entitled to indemnification.

     We have been informed that, in the opinion of the SEC, indemnification of directors, officers or persons controlling ImClone for liabilities arising under the Securities Act of 1933 is against public policy and is therefore unenforceable.

BUSINESS COMBINATION PROVISIONS

     The business combination provision contained in Section 203 of the Delaware General Corporation Law ("Section 203") defines an interested stockholder as any person that

      -- owns, directly or indirectly 15% or more of the outstanding voting stock of a corporation or

      -- is an affiliate or associate of a corporation and was the owner of 15% or more of the outstanding voting stock at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and the associates of such person.

     Under Section 203, a resident domestic corporation may not engage in any business combination with any interested stockholder for a period of three years following the date such stockholder became an interested stockholder, unless

      -- prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder

      -- upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for determining the number of shares outstanding, (a) shares owned by persons who are directors and officers and (b) employee stock plans, in certain instances) or

      -- on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     The restrictions imposed by Section 203 will not apply to a corporation if

      -- the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203 and

      -- the corporation by the action of its stockholders holding a majority of outstanding stock adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by
           Section 203.

     Such amendment will not be effective until 12 months after adoption and shall not apply to any business combination between such corporation and any person that became an interested stockholder of such corporation on or prior to such adoption.

     We have not elected out of the statute and therefore the restrictions imposed by Section 203 will apply to us.

                              PLAN OF DISTRIBUTION

     We may sell the Securities being offered hereby: (1) directly to purchasers, (2) through agents, (3) through underwriters and (4) through dealers.

     Offers to purchase Securities may be solicited directly by us or by agents designated by us from time to time. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"), involved in the offer or sale of the Securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to such agent set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Agents may be entitled under agreements which may be entered into with us to indemnification by us against civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

     If any underwriters are utilized in the sale of the Securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in the prospectus supplement, which will be used by the underwriters to make resales of the Securities in respect of which this Prospectus is delivered to the public. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by us against certain liabilities, including liabilities under the Securities act, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

     If a dealer is utilized in the sale of the Securities in respect of which this prospectus is delivered, we will sell such Securities to the dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. Dealers may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transaction with, or perform services for us in the ordinary course of business.

     The place and time of delivery of the Securities in respect of which this prospectus is delivered are set forth in the accompanying prospectus supplement.

                                 LEGAL MATTERS

     Certain legal matters relating to the common stock will be passed upon for ImClone by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

     The statements in this prospectus in the second sentence of the sixth paragraph under the caption "Risk Factors -- Our success depends upon our ability to protect our intellectual property and our proprietary technology" on matters of U.S. intellectual property law that refer to the opinion of Kenyon & Kenyon, have been reviewed and approved by Kenyon & Kenyon, patent counsel for ImClone, as experts in U.S. intellectual property law, and are included herein in reliance upon such review and approval.

     The consolidated financial statements of ImClone Systems Incorporated and subsidiary as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses payable by the Registrant in connection with the sale of the securities being registered hereby. All amounts are estimates except the registration fee.

                                                                AMOUNT
                                                              TO BE PAID
                                                              ----------
Registration fee............................................   $ 91,571
Transfer agent and registrar fees...........................   $ 10,000
Legal fees and expenses.....................................   $100,000
Accounting fees and expenses................................   $ 10,000
Miscellaneous...............................................   $ 10,000
                                                               --------
     TOTAL..................................................   $221,571

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Certificate of Incorporation and Bylaws set forth the extent to which our officers and directors may be indemnified by us against any liabilities which they may incur. The general effect of our such provisions is that, on the terms and conditions set forth in our Certificate of Incorporation and Bylaws, any person made a party or threatened to be made a party to an action, suit or proceeding by reason of the fact that he or she is or was a director or officer, or is or was serving as a director, officer, employee or agent of another corporation or other enterprise at our request, shall be indemnified by us against expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) reasonably incurred or suffered by him or her in connection with such action, suit or proceeding, to the full extent permitted under the laws of the State of Delaware; provided, however, that, subject to certain limited exceptions, we shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by our Board of Directors. Our Certificate of Incorporation gives our Board of Directors the authority to extend such indemnification to our employees and other agents as well.

     The general effect of the indemnification provisions contained in Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") is as follows: A director or officer who, by reason of such directorship or officership, is involved in any action, suit or proceeding (other than an action by or in the right of the corporation) may be indemnified by the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe that his or her conduct was unlawful. A director or officer who, by reason of such directorship or officership, is involved in any action or suit by or in the right of the corporation may be indemnified by the corporation against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that a court of appropriate jurisdiction shall approve such indemnification.

     Our Certificate of Incorporation provides that, to the maximum extent permitted under the DGCL, a director of ImClone shall not be personally liable to us or to any stockholders for monetary damages for breach of fiduciary duty as director or ImClone. Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision that eliminates or limits the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, that such provision shall not eliminate or limit the liability of a director (1) for any breach of the Director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL or (4) for any transaction from which the director derived in improper personal benefit.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a)  The following exhibits are filed as part of this Registration
Statement:

EXHIBIT NO.                             DOCUMENT
-----------   ------------------------------------------------------------
    1.1       Underwriting Agreement*
    5.1       Opinion of Davis Polk & Wardwell
   23.1       Consent of KPMG LLP, Independent Certified Public
                Accountants
   23.2       Consent of Davis Polk & Wardwell (included in Exhibit 5.1)
   23.3       Consent of Kenyon & Kenyon
   24.1       Power of Attorney (included on the signature page of the
                Registration Statement)

---------------
* To be supplied by amendment.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth in response to Item 15, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether this indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that:

          (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497 (h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 8th day of November 2000.

                                          IMCLONE SYSTEMS INCORPORATED

                                          By:     /s/ SAMUEL D. WAKSAL
                                            ------------------------------------
                                            Samuel D. Waksal
                                            President, Chief Executive Officer
                                              and Director

                               POWER OF ATTORNEY

     Each person whose individual signature appears below hereby authorizes and appoints Samuel O. Waksal, President, Chief Executive Officer and John B. Landes, Vice President and General Counsel and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this Registration Statement, including any and all post-effective amendments and amendments thereto and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462 (b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on the day of November 8, 2000.

                      SIGNATURE                                            TITLE
-----------------------------------------------------  ----------------------------------------------
              /s/ ROBERT F. GOLDHAMMER                 Chairman of the Board and Director
-----------------------------------------------------
                Robert F. Goldhammer

                /s/ SAMUEL D. WAKSAL                   President, Chief Executive Officer and
-----------------------------------------------------    Director
                  Samuel D. Waksal

                /s/ HARLAN W. WAKSAL                   Executive Vice President, Chief Operating
-----------------------------------------------------    Officer and Director
                  Harlan W. Waksal

                /s/ PAUL A. GOLDSTEIN                  Assistant Vice President of Finance and
-----------------------------------------------------    Principal Accounting Officer
                  Paul A. Goldstein

             /s/ VINCENT T. DEVITA, JR.                Director
-----------------------------------------------------
               Vincent T. DeVita, Jr.

                 /s/ PAUL B. KOPPERL                   Director
-----------------------------------------------------
                   Paul B. Kopperl

                      SIGNATURE                                            TITLE
-----------------------------------------------------  ----------------------------------------------
                /s/ WILLIAM R. MILLER                  Director
-----------------------------------------------------
                  William R. Miller

                  /s/ DAVID M. KIES                    Director
-----------------------------------------------------
                    David M. Kies

                 /s/ JOHN MENDELSOHN                   Director
-----------------------------------------------------
                   John Mendelsohn

                  /s/ RICHARD BARTH                    Director
-----------------------------------------------------
                    Richard Barth

                /s/ ARNOLD J. LEVINE                   Director
-----------------------------------------------------
                  Arnold J. Levine

EXHIBIT NO.                             DOCUMENT
-----------   ------------------------------------------------------------
    1.1       Underwriting Agreement*
    5.1       Opinion of Davis Polk & Wardwell
   23.1       Consent of KPMG LLP, Independent Certified Public
                Accountants
   23.2       Consent of Davis Polk & Wardwell (included in Exhibit 5.1)
   23.3       Consent of Kenyon & Kenyon
   24.1       Power of Attorney (included on the signature page of the
                Registration Statement)

---------------
* To be supplied by amendment.